BY HAND AND BY EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 2, 2015	Frederick S. Green +1 (212) 310-8524 frederick.green@weil.com

Dietrich A. King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed on May 1, 2015

File No. 001-35431

Dear Mr. King:

On behalf of Home Loan Servicing Solutions, Ltd., a Cayman Islands exempted company (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amended Proxy Statement”) to the above-referenced Preliminary Proxy Statement, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Amended Proxy Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 29, 2015 (the “Comment Letter”). The Amended Proxy Statement also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amended Proxy Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers included in the Amended Proxy Statement.

General

1.	Please revise the proxy statement to include a Summary Term Sheet before the Table of Contents as required by Item 14(b) of Schedule 14A.

The Company acknowledges the Staff’s comment and has moved the Summary (and retitled it Summary Term Sheet), prepared in accordance with Item 1001 of Regulation M-A (as required by Item 14(b)(1) of Schedule 14A), to immediately precede the Table of Contents.

Dietrich A. King June 2, 2015 Page 2

Proxy Statement Summary

Proposal 1: Approval of the Merger Agreement and the Cayman Plan of Merger, page 20

2.	Please furnish the information required by Item 1015(b) of Regulation M-A relating to Citi’s fairness opinion or tell us why you do not believe such information is required. Please refer to Item 14(b)(6) of Schedule 14A.

The Company acknowledges the Staff’s comment and respectfully advises that the Company does not believe that any information relating to either of the written opinions delivered by Citi to the Company’s board of directors is required by Item 14(b)(6) of Schedule 14A or Item 1015(b) of Regulation M-A.

On February 22, 2015, Citi delivered a written opinion to the Company’s board of directors as to the fairness, from a financial point of view, to the Company’s shareholders of the merger consideration to have been paid in the Initial Merger (which was entered into by the Company and NRZ on February 22, 2015 and mutually terminated by the Company and NRZ on April 6, 2015). On April 5, 2015, Citi delivered a written opinion to the Company’s board of directors as to the fairness, from a financial point of view, to the Company of the consideration to be received by the Company in the Asset Sale (which was completed on April 6, 2015 concurrently with the Company’s announcement of its entry into the Merger Agreement and which did not require shareholder approval under Cayman Islands law). The Company included references to these opinions in the proxy statement solely in the context and for the purpose of providing full and appropriate disclosure of the Initial Merger and the Asset Sale as background to the Merger, and not because the Company believes that the opinions are materially related to the Merger. Citi did not deliver any opinion to the Company or the Company’s board of directors as to the fairness to the Company’s shareholders of the Merger Consideration to be received by the Company’s shareholders in the Merger, and neither of the previously delivered opinions opined as to such fairness or was otherwise related to the Merger.

Item 14(b)(6) of Schedule 14A requires the furnishing of the information required by Item 1015(b) of Regulation M-A “[i]f a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement . . . .” The proxy statement relates solely to the Merger and does not relate to either the Initial Merger or the Asset Sale. The Company has therefore concluded that neither of the previously delivered opinions materially relates to the transaction for which the proxy statement will be furnished to securityholders and that no information relating thereto is required by Item 14(b)(6) of Schedule 14A or Item 1015(b) of Regulation M-A. At best, the Company believes that the opinions are irrelevant to the Merger. But more significantly, because the two opinions relate to past transactions (terminated in the case of the Initial Merger and completed in the case of the Asset Sale) which are not the subject of the proxy statement or the securityholder vote, the Company also believes that there is a material risk that inclusion of the opinions (or the related information required by Item 1015(b) of Regulation M-A) could confuse securityholders of the Company or inappropriately influence their voting decisions (whether positively or negatively) with respect to the Merger.1

[1]	The Company also believes that Note A to Schedule 14A is inapposite to the current facts. Note A applies in circumstances where shareholders are being solicited for the approval of a transaction that involves a second transaction. The example provided in Note A relates to the need for information regarding an acquisition where the solicitation relates to the approval of the issuance of additional shares to be issued in an acquisition. In the current transaction, the Company is not soliciting approval of the Merger in order to permit the Company to proceed to consummate the Asset Sale. Rather, the Asset Sale was previously completed (without the need for Company shareholder approval pursuant to applicable law), and the funds relating thereto have already been distributed to the Company’s shareholders.

Dietrich A. King June 2, 2015 Page 3

Background of the Merger, page 20

3.	Please provide us with a copy of Citi’s fairness opinion and please tell us what consideration you gave to including the opinion as an annex to the proxy statement.

In response to the Staff’s comment, copies of the two written opinions delivered by Citi to the Company’s board (as described in Response #2 above) are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with Rule 12b-4, the Company is requesting that these materials be returned promptly following completion of the Staff’s review thereof. The Company has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

For the reasons described in Response #2 above, the Company has concluded that neither of such opinions materially relates to the Merger, which is the transaction for which the proxy statement is being furnished to securityholders, and that including either of the opinions as an annex to the proxy statement would be misleading to such securityholders.

* * * * *

Please contact the undersigned at Weil, Gotshal & Manges LLP should you require further information or have any questions.

Very truly yours,

Frederick S. Green

cc:	Jessica Livingston, Senior Counsel, Securities and Exchange Commission
James E. Lauter, Chief Financial Officer and Chief Accounting Officer,
Home Loan Servicing Solutions, Ltd.